MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

TABLE OF CONTENTS

1.	Overview of business	2

2.	Highlights and key business developments	3 - 5

3.	2016 Outlook and strategy	6 - 7

4.	Operating performance	8 - 10

5.	Development and exploration update	11 - 18

6.	Financial results	19 - 23

7.	Selected quarterly financial data	24

8.	Liquidity and capital resources	25 - 28

9.	Non-GAAP measures	28 - 31

10.	Summary of outstanding share data	31

11.	Related party transactions	31

12.	Critical accounting policies and estimates	32 - 34

13.	Risks and uncertainties	35 - 37

14.	Internal control	37 - 38

15.	Cautionary statements	38 - 39

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of March 15, 2017 and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016 and 2015 and the related notes thereto.

Additional information on the Company, including its Annual Information Form (“AIF”) for the year ended December 31, 2016 is available under the Company’s profile at www.sedar.com and he Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward looking information” sections at the end of this MD&A.

1)      Overview of the business

Asanko Gold Inc. (“Asanko” or the “Company”) is a Canadian-based gold producer with operations in the Republic of Ghana (“Ghana”). Asanko’s vision is to build a low cost, mid-tier gold mining company. The Company’s principal asset is the Asanko Gold Mine (“AGM” or “the Project”) located in Ghana, West Africa. The mine is being developed and expanded in phases. The construction of the first phase, which included a 3 million tonne per annum (“Mtpa”) carbon-in-leach (“CIL”) processing facility and associated infrastructure, was completed in early 2016 within budget and ahead of schedule. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter (“Q2”) of 2016, and the mine is currently running at gold production rates of 20% above original feasibility study levels. Gold production is expected to be 230,000 to 240,000 ounces in 2017.

Asanko is planning two additional expansion projects, which combined have the potential to increase production from 230,000 to 240,000 ounces per annum to over 450,000 ounces per annum. Project 5M (previously described as Phase 2A) will upgrade the plant’s throughput to 5Mtpa and expand mining operations to integrate the Esaase deposit, including the construction of a 27km overland conveyor. The second expansion project is the construction of an additional 5Mtpa carbon-in-leach (“CIL”) plant to double throughput from 5Mtpa to 10Mtpa, known as Project 10M (previously described as Phase 2B). A Definitive Feasibility Study (“DFS”) on the expansion projects will be published in Q2 2017. A Preliminary Feasibility Study (“PFS”) on the expansion projects, previously known collectively as Phase 2, was published in May 2015, and posited attractive project economics and low operating costs. The PFS is available on the Company’s website: www.asanko.com and can be found under the Company’s profile at www.sedar.com (see “5. “Development and exploration update” below).

In addition to the AGM, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “AKG”.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

2)      Highlights and key business developments

2016 Business developments

  The Company completed the finalization of capital expenditures on the first phase of the AGM for $291 million, approximately $4 million under the budget of $295 million.

  On April 1, 2016, the Company declared commercial production for the first phase of the AGM, a full quarter ahead of schedule. Commercial production was declared as a result of the mine achieving a number of key milestones including the mill processing at 111% of design capacity and gold recovery exceeding design during the month of March.

  Steady state production was achieved at the AGM by the end of Q2.

  During September, a mobile crusher was commissioned to mitigate a bottleneck in the primary crushing complex and the processing plant operated at 20% above design capacity (3.6Mtpa).

  Mined ore grade increased steadily during the three quarters post the commencement of commercial production (2.0g/t average mined grade in Q4) as the central mineralized domains in the Nkran pit were exposed.

  111,164 ounces were produced in H2 2016 (“H2”), exceeding the Company’s top-end revised H2 guidance of 106,000 – 111,000 ounces. The H2 guidance was increased twice during 2016 as the Company continuously exceeded gold production targets and as the processing facility continued to perform at above design performance levels.

  A total of 147,501 ounces of gold were produced following the commencement of commercial production (a nine- month period ending December 31, 2016), and 147,950 ounces were sold at an average price of $1,247/ounce for gross gold revenue of $184.5 million.

  The Company completed the acquisition of a new exploration target, Akwasiso, located 5 kms north-east of the processing facility. Highly encouraging drill results obtained from 10,000 metres of drilling over 81 holes with visible gold intercepts and extensive mineralized intersections of similar style to the main Nkran pit.

  The 2016 near mine exploration program yielded success with the delineation of Mineral Resources and Reserves at the Adubiaso Extension and Nkran Extension.

  The Company amended the terms of its existing $150 million loan facility in order to defer principal payments for two years allowing the Company to re-invest in its Phase 2 growth projects.

  The Company received total VAT refunds of $26 million in Ghana, being the majority of VAT refunds relating to first phase of construction of the AGM, as well as operational VAT receivables from Q1 pre-commercial production operations. Operational VAT payments from Q2 and Q3 2016 have been validated, and Q4 is currently being validated by the authorities in Ghana. The Company expects once the VAT backlog is recovered, quarterly VAT outflows will be offset by quarterly VAT inflows as the audit and claim process of VAT receivables is regularized.

  The balance sheet at December 31, 2016 remains strong with cash of $60 million, unrefined gold dore on hand with a cost of $5.9 million and $0.6 million in receivables from gold sales. The working capital position of the Company strengthened from $66.7 million at September 30, 2016 to $72.8 million as of December 31, 2016.

  In December 2016, Asanko received the Ghana Mining Industry Awards 2016 Corporate Social Investment Project of the Year for the Obotan Cooperative Credit Union project, an initiative aimed to increase access to financial capital and other financial services to assist small businesses address the challenge of access to credit and to support the development of economic growth in and around the Asanko Gold Mine catchment area.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016
  On October 25, 2016, the Company received the Environmental Invoice (a pre-cursor to receiving the final Environmental Permit) from the relevant Ghanaian regulatory authorities for the development of the new Esaase mine and construction of the overland conveyor. Following the receipt of the Environmental Invoice, the Board of Directors gave approval to proceed with Project 5M. Front End Engineering and Design (“FEED”) for the plant upgrade and the overland conveyor is currently underway.

  During January 2017, the Ghanaian Environmental Protection Agency (“EPA”) issued its environmental permit for mining operations at Esaase and the overland conveyor to the AGM processing facility. This critical step was achieved following the EPA’s approval of the Environmental Impact Statement. The Minerals Commission also issued the mine operating permit for the Esaase mine.

  An updated Mineral Resource and Reserve Estimate for the AGM was published on February 24, 2017, including maiden resource and reserve estimates for the three near-mine exploration deposits, Akwasiso, Nkran Extension and Adubiaso Extension. The details are included in section 5.4. Mineral resource and reserve statements below.

Key consolidated financial information

  Cash provided by operating activities in Q4 (“Q4”) was $23.4 million, representing a 33% increase on Q2 2016 and a 27% increase on Q3 2016. Since the commencement of commercial production on April 1, 2016, cash provided by operating activities was $74.5 million.

  The Company earned net revenues (after royalties) of $66.6 million and $175.3 million from the sale of gold in Q4 2016 and in the nine-month period since the commencement of commercial production, respectively. Total cost of sales (including depreciation and depletion) of $53.4 million and $141.6 million for the same time periods, resulted in income from mine operations of $6.3 million and $27.1 million for the quarter and 9 months respectively after a $7.1 million write-off of a deferred stripping asset.

  The Company incurred a net loss of $8.5 million ($0.04 per share) and $13.2 million ($0.07 per share) in Q4 and 2016 respectively. In Q4, the Company booked a net $4.6 million write-down of a deferred stripping asset (see 6. Financial results), which when adjusted against net loss resulted in an adjusted net loss1 of $4.1 million ($0.02 per share) for Q4 and a $8.6 million ($0.04 per share) in the year ended December 31, 2016.

  The Company incurred operating cash costs per ounce1 and total cash costs per ounce1 to $524 and $584 respectively in Q4, and $593 and $656 for the nine-month period since the commencement of commercial production.

  The Company incurred all-in sustaining costs1 per ounce of $893 and $984, respectively, in Q4 and in the nine- month period since the commencement of commercial production.

  Unit costs of production for the mining and processing areas are substantially in-line with the Definitive project plan2 mining costs, averaging $3.88/tonne mined and processing costs averaging $12.80/tonne milled during Q4.

  The Company incurred all-in sustaining costs1 per ounce of $893 and $984, respectively, in Q4 and in the nine- month period since the commencement of commercial production.

___________________________________________________
1 See “9. Non-GAAP measures”
2 Definitive Project Plan(“DPP”) filed on www.sedar.com on December 17, 2014.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

Selected consolidated data

	Year ended December 31,
	2016	2015	2014
Key performance Data
Tonnes of ore milled (000s)	2,455	–	–
Gold produced (ounces)	147,501	–	–
Gold sold (ounces)	147,950	–	–
Average realized price per gold ounce sold($)	1,247	–	–
Average London PM fix ($)	1,273	–	–
Operating cash costs ($ per gold ounce)¹	593	–	–
Total cash costs ($ per gold ounce)¹	656	–	–
All–in sustaining costs ($ per gold ounce)¹	984	–	–

	Year ended December 31,
Financial Data	2016	2015	2014
(in thousands of US dollars except per share amounts)		–	–
Revenue	185,167	–	–
Income from mine operations	27,140	–	–
Net income (loss)	(13,216)	(8,306)	(22,642)
Adjusted net income (loss)¹	(8,623)	(9,205)	(22,592)
Basic and diluted income (loss) per share	($0.07)	($0.04)	($0.14)
Adjusted net income (loss) per share¹	($0.04)	($0.05)	($0.14)
Operating cashflows before working capital changes	73,622	(8,301)	(16,291)
Assets
Mining interests	541,244	503,553	249,108
Total assets	662,712	624,169	481,102
Liabilities
Long–term liabilities	198,884	159,721	82,169
Total liabilities	246,287	209,760	97,523
Equity
Weighted average shares outstanding (basic and diluted)	198,973,570	194,357,744	164,415,743

Performance data in the table above is presented for the three years ended December 31, 2016, 2015 and 2014. The Company commenced commercial production on April 1, 2016 and as a result, some measures presented in the table above are not applicable for 2015 and 2014 given the Company was not yet operating. All results in the table above are the consolidated results of the Company. The Company operates in two segments, Ghana and Canada; the Canadian segment is a head office function and is not presented separately in the results below as its results are not material to the Company’s overall operations. All financial results in this MD&A are discussed on a consolidated basis and include 100% of the results from the Ghanaian operations.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

3)      2016 Outlook and strategy

Current operations

During H2, the Company produced 111,164 ounces, meeting the upper end of the increased production guidance of 106,000 - 111,000 ounces. H2 production guidance was increased twice during 2016 as a result of three principal factors: i) the processing facility operating at 20% above design capacity in September; ii) gold recovery at 94%, or 1.5% above plan; and iii) the increase in the average feed grade to the plant of 2.1 g/t gold. A mobile crusher commissioned on-site during Q3 2016 mitigated a bottleneck in the primary crushing facility allowing the processing plant to mill a record 901,000 tonnes during Q4 with average milling rates now at 300,000 tonnes per month. The operations produced 57,178 ounces of gold in Q4, representing a 6% increase over Q3 2016 and a 57% increase over Q2 2016.

The 2016 near mine exploration program yielded success during the year with the completion of the Nkran Extension and Adubiaso Extension resource estimates, positive drill results and completion of an initial mineral resource estimate from the newly acquired Akwasiso deposit and the completion and submission of the Supplementary Environmental Impact Study for Adubiaso Extension. The Company received the permit for the Adubiaso Extension in Q3 and completed initial grade control drilling in Q4 2016, progressing the deposit to be mine ready. The permit for the Nkran extension is expected to be received in Q1 2017 with mining expected to commence on a small northern pit during Q4 2018. An initial Akwasiso Mineral Resource Estimate (“MRE”) has been completed during January 2017, and the oxides of that deposit have now been scheduled for exploitation commencing during Q1 2018. Further drilling is being to be completed during Q1 2017 to augment the indicated resource inventory. The predominantly oxide ores from these targets are expected to be blended with fresh ore from the Nkran pit to maximise utilization of the existing processing plant’s capacity. These satellite deposits, together with Dynamite Hill, are planned to provide additional ore sources from H2 2017 onwards.

By the end of Q3 2016 the capital project for the first phase of the AGM was complete and the mine and processing facility were fully operational. As at December 31, 2016: $290 million had been spent, $0.9 million in payables remained to be paid and $0.9 million in invoices were yet to be received bringing the total capital cost of the project to $291 million, approximately $4 million under the budget estimated in the Definitive Project Plan(“DPP”) filed on www.sedar.com on December 17, 2014.

Planned expansion

The Company proposes to increase gold production at the AGM from 230,000 – 240,000 ounces per year in 2017 to ~450,000 ounces per year by 2020. The expansion plans to bring the large Esaase deposit into production, leveraging off current plant infrastructure, in two stages.

For the first stage, Project 5M (previously described as Phase 2A), the existing process facility will be upgraded from 3.6Mtpa to 5Mtpa, through the addition of additional gravity recovery equipment, upgrading pumping systems and a twin tailings pipe line. Capital costs are expected to be $25-30 million. FEED is underway and expected to be completed in Q2 2017. Work on the project is expected to begin during Q2 2017 and will be complete in H2 2017.

Initial ore feed to the expanded processing facility during 2017 will be sourced from the near mine at surface oxide deposit Dynamite Hill. During 2018 Akwasiso will augment ore feed bringing the AGM’s third pit into production while the conveyor from Esaase is completed and prepared for commissioning during Q4 2018.

Mining operations are planned to commence at the Esaase deposit in H2 2018. Ore will be transported via a 27km overland conveyor to the process facility. FEED for the conveyor belt has also commenced and construction is expected to begin in Q2 2017 and take 18 months to complete, with a capital cost estimate of $100 - 110 million. The Environmental Permit and Mine Operating Permit were received from the Ghanaian EPA and the Ghanaian Minerals Commission respectively in January 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

During Q2 2016, the Company announced that it had successfully agreed to terms with RK Mine Finance (“Red Kite”) to amend its existing US$150 million loan facility and defer repayment of the principal for two years to allow cash flow from operations (see “8. Liquidity and capital resources” below) to be utilized to fund the planned expansion projects. On November 2, 2016 the Board of Directors gave approval to proceed with Project 5M.

The second stage of the proposed expansion plan is Project 10M, the construction of an additional 5Mtpa CIL processing facility to double throughput from 5Mtpa to 10Mtpa. Ore is expected to be sourced from Nkran and the surrounding satellite deposits (3Mtpa) and Esaase (7Mtpa). Gold production is envisioned to be ~ 450,000 ounces per year by 2020.

Exploration

Following encouraging results from a near-mine exploration program in the first half of 2016, the 2016 exploration program continued to focus on near-mine priority targets. The first drilling campaign delineated two mineralized zones - one is an extension of the existing Adubiaso pit (3km from the existing processing facility) named Adubiaso Extension, and the other is a north-easterly extension of the main Nkran pit mineralization, named Nkran Extension. Both zones present at surface and given that they have not been mined before and are located within the existing mine permit boundaries, the permitting process should be streamlined therefore enabling mining of the oxide ores during 2018-2019.

During Q3 2016 the Company finalized the acquisition of Akwasiso, a previously drilled exploration target, located approximately 5km along a strike to the north east of the Nkran pit mining operation. As part of the purchase agreement, the Company also signed a contract to issue the seller a net smelter royalty of 2% on ores mined from Akwasiso, in the event that the Akwasiso property commences production in the future.

The first phase of drilling (10,000m) on Akwasiso was completed during Q3 2016, with extremely positive drilling results. An initial Mineral Resource Estimate for Akwasiso has been published as part of the Company’s updated Global Mineral Resource and Reserve Estimate, as at December 31, 2016 (see “5.4. Global AGM mineral resource and reserve statements”). For further discussion on exploration see “5. Development and exploration update” below.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

4)      Operating performance

The following table provides a summary of operating performance at the AGM for the three and nine months ended December 31, 2016. Data prior to this date has not been provided as it does not provide meaningful information for comparative purposes as it relates to production in the period prior to commercial production.

	Three months ended	Nine months ended
	December 31, 2016	December 31, 2016
Key performance Data
Tonnes of ore mined (000s)	1,300	3,865
Tonnes of ore milled (000s)	901	2,455

Mining cost ($/tmined)	3.88	3.83
Processing cost ($/ttreated)	12.80	13.24

Average mill head grad e(g/t)	2.1	2.0
Average recovery rate (%)	94.4%	93.7%

Gold produced (ounces)	57,178	147,480
Gold sold (ounces)	58,483	147,950

Silver produced (ounces)	13,849	34,272
Silver sold (ounces)	12,998	36,673

Average realized price per gold ounces old($)	1,199	1,247
Average London PM fix ($)	1,221	1,273

Operating cash costs (per gold ounce)¹	524	593
Total cash cost s(per gold ounce)¹	584	656
All–in sustaining costs (per gold ounce)¹	893	984

The Company’s pre-commercial production operations commenced January 1, 2016 with the mechanical completion of the processing facility, and ceased on March 31, 2016 on the eve of the declaration of commercial production. Commercial production was announced at the AGM effective April 1, 2016. Below, the Company has presented a discussion of pre-commercial production operations during Q1 2016 as well as a discussion of operations for Q2, Q3 and Q4 2016, post commercial production; there are no comparative numbers as the mine was not operating in 2015.

Pre-commercial production – Q1 2016

The quarter saw a highly successful ramp-up of the processing plant which was commissioned six weeks ahead of schedule, ramped up to design throughput three months faster than expected, and operated consistently at more than 10% above design throughput rates. The processing plant produced its first gold in January and during Q1 produced 15,337 ounces of gold; 6,591 ounces of which were held as inventory as of March 31, 2016. During this pre-commercial production period, gold recovery exceeded expectations achieving in excess of 94% over the last two weeks of March versus a design of 92.5%.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

As a result of higher than expected demand for feed, ore in the pre-commercial production period was predominantly bulk mined with a focus on mining higher rates from the pit in order to open up the main ore zones, as well as to give the pit more operational flexibility. Consequently, lower head grades were mined, with higher levels of dilution and gold losses than planned.

Commercial production Q2 2016

Q2 2016 was the Company’s first quarter of commercial production and prior to the mine reaching steady state operations. Mining operations during this period were exclusively in the Nkran pit where bulk mining of the periphery of the main ore zones was undertaken to open up access to the main ore body. This objective was achieved by the end of Q2 with 5.8 million tonnes (“Mt”) of waste removed from the pit and 1.2Mt of ore mined at a strip ratio of 4.7:1. As anticipated, the bulk mining resulted in higher levels of dilution and gold losses than expected at steady state, resulting in an average grade of mined ore of 1.48 g/t gold.

By the end of Q2, the first two ore domains were encountered at Nkran and the dilution and ore losses started to approach projected normal rates, resulting in higher grade ore being fed to the processing plant. The average mill feed grade for the month of June was 2.0 g/t gold. Recovery of gold in Q2 was in line with expectations with higher recoveries achieved in the latter half of the quarter once the oxygen plant was fully operational. The average gold recovery for the quarter was 92%. During Q2 a number of operational improvements were implemented in the processing plant including mechanical changes to the materials handling and crushing circuits, ball mill and SAG mill gear changes and other de-bottlenecking work that resulted in higher than normal planned mechanical down-time in the processing plant. The goal of the work was to optimize the inherent additional mill capacity and operate at 275,000t per month, or about 10% above design rates on a continuous basis. With the bulk of the changes completed by early June, the processing plant treated 265,000t during the month was operating at the levels anticipated from these improvements.

Q3 & Q4 2016 Health and safety

There were no lost time injuries (“LTI”) during H2, with only one LTI occurring in the last 12 months on March 8, 2016. As at December 31, 2016, there have been 4,853,083 LTI free man-hours worked. The 12-month rolling lost time injury frequency rate as at December 31, 2016 per million man hours worked is 0.20.

Mining

As anticipated, the bulk mining in Q2 resulted in exposure of the central mineralized zone of the Nkran pit, where the majority of mining operations continued for Q3 & Q4, and shall continue for the life-of-mine. The average gold grade mined was 1.9 g/t in Q3, 2.0 g/t in Q4 and 1.95 g/t in H2. During H2, a total of 12 million tonnes (“Mt”) of waste was removed from the pit and 2.6Mt of ore mined at a strip ratio of 4.6:1. The key mining statistics for the Company’s first three quarters of commercial production are presented below, and show, as expected, the Company reaching steady-state operations for Q3 and Q4, 2016, in-line with the Company’s plan.

Key Mining Statistics	Units	Q4 2016	Q3 2016	Q2 2016
Total Tonnes Mined	000 t	7,231	7,332	7,059
Waste Tonnes Mined	000 t	5,931	6,003	5,816
Ore Tonnes Mined	000 t	1,300	1,326	1,243
Strip Ratio	W:O	4.6:1	4.5:1	4.7:1
Average Gold Grade Mined	g/t	2.0	1.87	1.48

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

The mining costs for Q2, Q3 and Q4 remained relatively consistent at $3.74/tonne, $3.88/tonne and $3.88/tonne mined, respectively. During the post-commercial production period, the mining fleet was revitalized to include new CAT 777 haul trucks and three new drill rigs. The Company is seeing improved equipment utilization and increased efficiencies as a result of the new fleet and equipment and expects the cost of mining to improve to $3.50 -$3.70/t mined in 2017.

Processing

The processing plant processed 1,753,000 tonnes of ore in H2 at an average grade of 2.1 g/t. Recovery of gold in H2 exceeded expectations at 94% as compared to a plan of 92.5%. The key production statistics for the Company’s first three quarters of commercial production are presented below, and show, as expected, the significant improvement each quarter, in-line with the Company’s plan.

Key Production Statistics	Units	Q4 2016	Q3 2016	Q2 2016
Ore Treated	000 t	901	852	702
Gold Feed Grade	g/t	2.1	2.1	1.7
Gold Recovery	%	94	94	92
Gold Produced	oz	57,178	53,986	36,337

During Q4 the milling facility processed an average of 300,000t per month.

Ore inventory movements

During H2, the mining operations continued to stockpile ore ahead of the processing plant on the Run-of-Mine (ROM) pad. The stockpile balances for the Company’s first three quarters of commercial production are presented below.

	3 months ended December			3 months ended September			3 months ended June 30,
ROM	31, 2016			31, 2016			2016
Stockpile	Tonnes	Gold (g/t)	Ounces	Tonnes	Gold (g/t)	Ounces	Tonnes	Gold (g/t)	Ounces
High grade	44,366	3.16	4,507	8,482	3.20	872	17,817	3.30	1,890
Medium grade	222,273	1.96	13,981	138,824	1.77	7,920	75,033	1.54	3,715
Low grade	1,255,632	1.19	48,181	975,687	1.09	34,051	555,210	1.05	18,808
Total ROM	1,522,271	1.36	66,669	1,122,993	1.19	42,843	648,060	1.17	24,414

At the end of Q3, stockpiles had reached suitable levels and ore mining rates were aligned to optimize the ROM pad management. During Q4, mining was predominantly from the main mineralized domain in the Nkran pit and the Company took the opportunity to improve the overall grade profile of the stockpile by adding additional high grade material to the 3 respective stockpiles. In addition to the ROM stockpiles, the processing plant maintains a crushed ore stockpile for emergency use in the event of a crusher breakdown. As well, during the Nkran pre-stripping operations, marginal ore was stockpiled separately for potential processing at the end of the mine life and consists of 465,343t at 0.79 g/t (11,819 ounces of gold); this ore is included in inventory as at December 31, 2016.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

5)      Development and Exploration update

5.1 Phase 1

Development expenditures

The development of the first phase of the AGM was completed both ahead of schedule and under budget. The capital cost budget for the Project as approved by the Board of Directors was $295 million with the Project commencing July 1, 2014. A summary of the Phase 1 development expenditures at December 31, 2016 was as follows:

Cost of Property, Plant and Equipment	$ millions
As at December 31 ,2016	328.4
Less: costs incurred prior to July 1, 2014 (pre–construction decision)	(13.8)
Less: costs acquired through the acquisition of PMI	(9.2)
Less: capitalizd interest	(15.4)
Total Phase 1 Development Expenditures	290.0

Of the total of $290 million Phase 1 expenditure incurred by December 31, 2016, approximately $0.9 million was in payables as at December 31, 2016. A further $0.9 million in cash remains to be incurred with respect to Phase 1 relating to the final EPCM (engineering, procurement contract management), EC & I (electrical, controls and instrumentation) and S&PP (steelwork, platework and piping). With the commencement of commercial production on April 1, 2016, all of the Phase 1 development costs were transferred to depletable mineral properties.

5.2 Expansion projects

The Phase 2 PFS (published in May 2015) envisioned integrating the Esaase deposit with first phase of the AGM to create one large, multi-pit mine and expanding the existing processing facilities to produce an average of 411,000 ounces of gold per annum over a 10.5 year Life of Mine (“LoM”) from 2018. The ore would be mined and crushed at Esaase and then conveyed to the expanded CIL processing facility, which would include an upgrade to the CIL circuit with two extra tanks to increase capacity from 3Mtpa to 3.8Mtpa and the addition of a 5Mtpa flotation plant.

The scope of the Expansion DFS (previously described as Phase 2) has changed since the publication of the Phase 2 PFS, following the successful commissioning of the first phase of the AGM in Q1 2016. The performance of current CIL plant, operating at 120% of the 3Mtpa design with gold recovery at 94% vs design of 92.5%, provided the basis for thorough review of the PFS plan for a flotation plant. The scope change from a flotation plant to a CIL plant has been driven by the reduction in operating costs, based on the actual operating performance, as well as positive metallurgical test work conducted during 2016.

Therefore, the Expansion DFS has been modified to include a two-stage approach for the integration of the Esaase deposit with the current mining and processing operations. Once complete, the Company plans to increase gold production at the AGM from 230,000 – 240,000 ounces per year in 2017 to ~450,000 per year by 2020.

  Project 5M (previously described as Phase 2A): upgrade the existing CIL circuit from 3.6Mtpa to 5Mtpa and development of the Esaase mine, including the construction of a 27km overland conveyor to transport the Esaase ore (up to 2Mtpa) to the existing processing facility; and

  Project 10M (previously described as Phase 2B): construction of an additional 5Mtpa CIL plant to double the total processing capacity to 10Mtpa and increase the mining tonnage of Esaase ore to 7Mtpa.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

Overview of Project 5M

Project 5M plans brownfield modifications to upgrade the existing process facility from 3.6Mtpa to 5Mtpa through the addition of additional gravity recovery equipment, upgrading pumping systems and a twin tailings pipe line. The upgrades to the processing facility that were originally envisioned to expand capacity from 3Mtpa to 3.8Mtpa in the PFS are now expected to increase production levels up to 5Mtpa with some minor additional capital expenditure. Capital costs are expected to be $25-30 million, which will be detailed in the DFS, due to be published in Q2 2017. FEED is currently underway and expected to be completed in Q2 2017. Work on the brownfield modifications is expected to begin during Q2 2017 and will be complete in H2 2017.

Development plans also include construction of mining and crushing infrastructure at Esaase and a 27km overland conveyor belt to transport the ore to the existing processing facility. FEED for the conveyor belt has commenced and construction is expected to begin in Q2 2017 and take 18 months to complete with a capital cost estimate including ancillary infrastructure of $100 - 110 million. The Environmental Permit and Mine Operating Permit for the Esaase mine and overland conveyor were received from the Ghanaian EPA and the Ghanaian Minerals Commission respectively in January 2017.

Whilst the overland conveyor is being constructed and the Esaase mine is being developed, ore will be sourced from the Nkran pit and surrounding satellite deposits to fill the additional capacity of the processing plant. Dynamite Hill is expected to commence ore mining operations during H2 2017 and in 2018, Akwasiso will also be developed and mined. These two pits will supply oxide ores to the processing plant. A full mine plan and multi-pit schedule will be detailed in the Expansion DFS.

In November 2016, following receipt of the Environmental Invoice (a pre-cursor to receiving the final environmental Permit) from the relevant Ghanaian regulatory authorities for the Esaase mine and conveyor development, the Board of Directors approved Project 5M.

Based on the PFS capital cost estimate and mine plan, Project 5M is expected to take approximately 21 months for detailed design and construction at a total capital cost of approximately US$125 – 140 million. Production of 270,000 ounces – 300,000 ounces per annum is targeted to commence in 2018. The increase in production by approximately 45% is expected to improve the overall unit operating costs as the fixed cost of operations is spread over a larger production base and the oxide ores from the satellite deposits are treated for the incremental operating costs. The operating and capital cost estimates are currently being updated as part of the DFS, which is now due in Q2 2017.

Based on the current gold price environment, the Company is forecasting that it will be able to fund construction of Project 5M from the cash flow from the existing operations.

Overview of Project 10M

The second stage of the Expansion project, Project 10M, will double the processing capacity of the AGM to 10Mtpa with the construction of an additional 5Mtpa CIL processing plant. Production is expected to be ~450,000 ounces per annum from 2020.

The scope change from a flotation plant in the PFS to a CIL plant has been driven by the reduction in operating costs, based on the actual operating performance of the existing processing plant, as well as positive metallurgical test work conducted during 2016. Furthermore, replicating the current CIL flowsheet delivers additional synergies, including:

•	The workforce, experience and skills in Ghana are predominantly CIL based;

•	Frequent power fluctuations and trips will cause instability in a flotation plant;

•	Building an identical plant (except mills) offers potential savings on engineering design and capital costs risks (as built);

•	Replicating the current flowsheet will result in simplified operations;

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

•	Using the same reagents as the existing processing plant reduces holding costs and offers opportunities for savings; and

•	Reduction in insurance and operating spares holdings.

Mining operations at Esaase will be increased to 7Mtpa of ore, with the balance of 3Mtpa being supplied from Nkran and the surrounding satellite deposits.

The capital cost is expected to be approximately US$210-220 million and development of Project 10M is being staggered to enable the capital cost to be funded from cash flow from operations. The current approach to phased development brings flexibility to the project execution timeline should market or financing conditions improve, thereby allowing the accelerated development of Project 10M.

5.3 Exploration and evaluation

Following a successful prospectivity mapping program in 2015 that identified a series of drill ready targets on the Company’s substantial land package on the Asankrangwa Belt, a number of these targets were drilled during the year with a goal of delineating a mineral resource and reserve estimate.

The focus for 2016 was three near surface oxide targets within short trucking distance of the processing plant: Nkran Extension, Adubiaso Extension and Akwasiso. Each of these targets is expected to provide additional ore feed to the processing plant from 2018 onwards. Given these deposits are free milling and present as near surface oxide deposits, they are expected to produce gold at lower operating costs than current operations.

Nkran Extension, Adubiaso Extension as well as the newly acquired and drilled Akwasiso deposit are being incorporated into the updated Life of Mine plan for the AGM which forms part of the Expansion DFS, due in Q2 2017.

Nkran Extension
The Nkran Extension is located on the Nkran shear structure, approximately 1.5km from the Nkran pit, and runs for 900m North-South adjacent to the existing Tailings Storage Facility (“TSF”). The zone of interest was originally indicated from sterilization drilling for the TSF in 2013.

During Q1 2016 the zone was infilled by RC drilling on a heel-toe 40m x 20m grid. In Q2 2016, following the completed assaying of the 29 Reverse Circulation (“RC”) drill holes (approximately 2,200m), an initial classified Mineral Resource was estimated. Whittle pit analysis, combined with infringement on the eastern embankment of the existing tailings dam, has restricted the Nkran extension to one pit at the northern end of its strike, just south of the Akwasiso deposit. An updated Mineral Resource and Reserve, as at December 31, has been published as part of the Company’s annual filings (refer to Tables 1, 2 and 3 below, see “5.4. Global AGM mineral resource and reserve statements”).

The Nkran extension permit applications were lodged with the relevant regulatory bodies during Q3 2016 and the permits are expected in Q1 2017.

Adubiaso Extension
The Adubiaso pit is a previously mined satellite pit at the AGM, which is estimated to contain a remaining 2.2Mt of Proven and Probable Mineral Reserves at 2.04 g/t gold (refer to Table 3 below, see “5.4. Global AGM mineral resource and reserve statements”). These Mineral Reserves lie predominantly under the old pit. In 2015, mineralization in two zones over a 300m strike length extending to the North-East of the existing pit, named Adubiaso Extension, were identified based on an analysis of historical drill hole data.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

In the first quarter of 2016, the Company drilled 20 holes (approximately 2,100m) of RC drilling and delineated a classified Mineral Resource for Adubiaso Extension. In February 2017, a Mineral Resource and Reserve Estimate was published (refer to Tables 1, 2 and 3 below, see “5.4. Global AGM mineral resource and reserve statements”).

The supplementary Environmental Impact Statement for Adubiaso Extension was submitted earlier in 2016 and the requisite permits were received during Q3 2016. Mining of the deposit has been scheduled for 2018-2019.

Akwasiso Satellite Deposit

The newest deposit, Akwasiso, is located on the Nkran shear corridor and lies approximately 2km north of the current Nkran pit, immediately north of Nkran Extension and approximately 5km south of the Dynamite Hill deposit. Until recently the area was designated as a Small Miners Concession. Asanko acquired the rights to the mineral concessions during Q3 2016, which are contained within its existing Abirem mining lease.

The Akwasiso target area is particularly prospective as it was previously drilled by the past owner of the mineral concessions and had a known non-compliant Mineral resource estimate. Asanko completed a 10,000m drilling program during Q4 2016 to validate the geology and grade continuity of surface mineralized oxide zones defined by a previous operator. The historical drilling only evaluated the deposit to a depth of approximately 100m, whereas Asanko’s drilling campaign incorporated deeper drilling to more fully understand the potential of the deposit.

Visual inspection and logging of the diamond core shows similarities of the mineralization style to Nkran and other satellite deposits, with intrusive granite in a mixed sedimentary package, with altered and mineralized sandstone units containing silicification, sulphides and quartz veining. Visual gold was observed in several intercepts. In addition to confirming this historical work, significant mineralization has now been discovered below and on the western flank of the previous drilling.

A maiden Mineral resource and reserve estimate was published in February 2017 (refer to Tables 1, 2 and 3 below, see “5.4. Global AGM mineral resource and reserve statements”). A further phase of RC and Diamond drilling is currently nearing completion, and is expected to convert a large portion of the Inferred resources to an Indicated classification.

5.4 Global AGM mineral resource and reserve estimate

Mineral resources
In February 2014, Asanko acquired PMI Gold Inc (“PMI”) and merged its Obotan project with the Esaase project to form what is now the Asanko Gold Mine. Following the acquisition, Asanko undertook a complete re-assessment of the mineral resource estimates (“MRE”) for the Obotan project, namely the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits.

The Mineral resources were estimated in accordance with the guidelines of the Canadian Institute of Mines, Metallurgy and Petroleum (“CIM”) whose criteria are incorporated as the standard under Canadian Securities regulators National Instrument 43-101 (“NI 43-101”) Disclosure Standards for Mineral Projects. The Independent Qualified Person (“QP”) was Charles Muller of CJM Consulting and the NI 43-101 compliant technical report dated September 30, 2014, is filed under the Company’s profile on SEDAR.

The Global Mineral Resource Estimate (“MRE”) for the AGM has been updated (refer to news release dated February 24, 2017 available on the Company’s website at www.asanko.com) as at December 31, 2016 to reflect depletion from the first two years of mining the Nkran pit, the application of updated constraining parameters for resource modelling, and includes the three deposits discovered in 2016; Akwasiso, Nkran Extension and Adubiaso Extension, two additional pits at Esaase, as well as an updated Mineral Resource Estimate for the Nkran pit, which has been prepared by a second independent expert CSA Global (“CSA”), a leading mineral consulting group.

In line with best practice, the AGM MRE has also been updated from previous Mineral resources (using a 0.3 g/t Au waste determination) to Mineral resources above a cut-off grade of 0.5 g/t Au within a US$2,000 per ounce gold pit shell. The resultant resource estimate is fully compliant with the intent of the CIM 2014 Code (Canada) with respect to stating mineral resources that have a reasonable prospect of eventual economic extraction.

With regards to Nkran, the resource has been depleted by 270,471 ounces during 2015 and 2016 due to mining operations through to the end of December 2016. In addition, the application of the constraining parameters has resulted in a further 352,000 ounce reduction when compared to the original unconstrained November 2014 DPP MRE (see press release dated November 13, 2014). The MRE includes the grade control drilling data on a 10m x 5m grid below the December 31, 2016 pit floor.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

Analysis was conducted using uniform conditioning, indicated kriging and ordinary kriging to align the mineral resource estimate methodology to reflect the reconciliation of production during 2016. The sensitivity of the indicated kriging method for ore zone delineation was analyzed in detail and the method confirmed to be appropriate for the Nkran style of mineralization.

During Q4 2016, additional infill drilling was completed at Dynamite Hill, which increased the resource estimate from 110,000 ounces to 161,000 ounces.

The Phase 1 drilling program at the Akwasiso deposit has provided the basis for an initial MRE (see Tables 1 and 2 below). The Company is currently completing a second phase of drilling (4,800m) which aims to upgrade the considerable Inferred resource at this pit to an Indicated classification. The results are expected in H2 2017.

There have been other incremental increases in the satellite pits due to an adjustment of Whittle input parameters such as an improved fuel price, mining and processing costs, process plant throughput and gold recovery rates.

Mineral Resource Estimate Comparisons

AGM Global Mineral Resource Estimate (Measured & Indicated)	Tonnes (Mt)	Grade (g/t Au)	Ounces (Moz)
Nov 2014 DPP Resource (unconstrained pit shell)	144.26	1.71	7.94
Depleted Dec 2016 DPP (with constraining parameters)	143.46	1.61	7.42
Updated Dec 2016 MRE (with constraining parameters)	158.27	1.44	7.34
Variance between Depleted Dec 2016 DPP and Updated Dec 2016 MRE	+10%	-10%	-1%

Table 1: Asanko Gold Mine Global Measured and Indicated Mineral Resource Estimate (as at December 31, 2016)

Deposit	Measured			Indicated			Total (M&I)
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase Main	26.64	1.37	1.17	65.50	1.37	2.89	92.14	1.37	4.06
Nkran	5.58	1.67	0.30	34.71	1.68	1.87	40.29	1.68	2.17
Abore	2.30	1.39	0.10	4.68	1.33	0.20	6.98	1.35	0.30
Dynamite Hill	-	-	-	3.80	1.45	0.18	3.80	1.45	0.18
Akwasiso	-	-	-	4.61	1.20	0.18	4.61	1.20	0.18
Adubiaso	0.83	2.35	0.06	1.57	1.89	0.10	2.40	2.05	0.16
Esaase D	0.97	1.09	0.03	1.35	1.39	0.06	2.33	1.26	0.09
Esaase B	0.87	0.99	0.03	2.21	0.76	0.05	3.08	0.82	0.08
Asuadai	-	-	-	1.97	1.21	0.08	1.97	1.21	0.08
Adubiaso Ext.	0.16	1.94	0.01	0.31	1.59	0.02	0.47	1.71	0.03
Nkran Ext.	-	-	-	0.20	2.61	0.02	0.20	2.61	0.02
Total	37.36	1.42	1.71	120.91	1.45	5.63	158.27	1.44	7.34

Notes:
All pits are at a cut-off of 0.5g/t Au within a US$2,000 per ounce of gold pit shell.
Nkran includes depletion of 5.08Mt at 1.66 g/t Au for 270,471 ounces.
All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
CSA Global undertook the MRE for Nkran and Dynamite Hill and reviewed the Esaase Main pit.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

CJM undertook and completed updates to the MRE on Abore, Asuadai, Esaase B and D zones, Akwasiso, Adubiaso, Adubiaso Extension and Nkran Extension.

Table 2: Asanko Gold Mine Global Inferred Mineral Resource Estimate (as at December 31, 2016)

Deposit	Inferred
	Mt	g/t Au	Moz
Esaase Main	0.95	1.37	0.04
Nkran	1.69	1.77	0.10
Abore	5.37	1.44	0.25
Dynamite Hill	1.19	1.43	0.05
Akwasiso	3.85	1.56	0.19
Adubiaso	0.30	1.98	0.02
Esaase D	1.17	1.24	0.05
Esaase B	2.46	0.84	0.07
Asuadai	0.92	1.61	0.05
Adubiaso Ext.	0.24	2.55	0.02
Nkran Ext.	0.02	1.12	0.00
Total	18.17	1.43	0.83

Notes:
All pits are at a cut-off of 0.5g/t Au within a US$2,000 per ounce of gold pit shell.
Nkran includes mining depletion 5.08Mt at 1.66 g/t Au for 270,471 ounces.
All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
CSA Global undertook the MRE for Nkran and Dynamite Hill and reviewed the Esaase Main pit.
CJM undertook and completed updates to the MRE on Abore, Asuadai, Esaase B and D zones, Akwasiso, Adubiaso, Adubiaso Extension and Nkran Extension.

CSA Global review of the Nkran, Esaase and Dynamite Hill MRE

The new MRE for Nkran is the outcome of a third party external audit carried out by CSA, which was commissioned by the Company in mid-2016. The scope of the review was for CSA to verify the modelling techniques applied by CJM Consulting (“CJM”) to the original November 2014 DPP MRE (see press release dated November 13, 2014 available on the Company’s website at www.asanko.com) and to verify the Company’s grade control, mining, reconciliation methodology and the mine to metal accounting. The audit concluded that the MRE modelling methodology was appropriate for the style of mineralization at Nkran and that the grade control, mining, reconciliation methodology and the mine to metal accounting that was implemented at the mine was excellent.

As part of the audit, CSA also reviewed the geological modelling of Nkran, given the complex nature of the structural controls associated with the Nkran mineralization. The Nkran pit gold mineralization is controlled by a combination of sandstone rock units enclosed by steep shear structures and a later cross cutting and shallow dipping vein style of mineralization. The challenge for mineral resource estimation is the integration of the gold mineralization associated with both of these structures. CSA concurred with the Company’s geological interpretation and acknowledge the existence of the flat structures but downplay the contribution of gold from them into the block model.

CSA compiled the MRE for Nkran and Dynamite Hill, and reviewed the Esaase Main pit MRE and concurred with the CJM estimate. CJM compiled the MRE for all the other deposits.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

Qualified Person for Mineral Resource Estimate
Malcolm Titley (CSA Global Principal Geologist; AIG), is the Qualified Person for the sign off of the Nkran and Dynamite Hill MRE. Charles J. Muller, (B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. (“CJM”) of Johannesburg, South Africa) is the Qualified Person for the sign off of the Esaase, Abore, Adubiaso, Adubiaso Extension, Asuadai, Akwasiso and Nkran Extension MRE. The MREs are reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Mr Titley and Mr. Muller have reviewed and approved the technical content of this MD&A. Phil Bentley, Asanko Executive: Geology and Resources (Pr.Sci.Nat.) is the Asanko Qualified Person under NI 43-101 guidelines who assumes technical responsibility for Mineral resource contents of this MD&A.

Mineral reserves

As a result of the positive economic outcomes of the May 2015 Asanko Gold Mine PFS, a portion of the Company's Mineral resources for Esaase were upgraded to Mineral reserves. The Mineral Reserves were estimated in accordance with CIM criteria for Mineral Reserves, incorporated as standard under NI 43-101. The MRE was prepared by an independent engineering firm, DRA Projects SA (Pty) Ltd and can be found in a NI 43-101 compliant technical report dated June 29, 2015 and filed on SEDAR.

The Mineral Reserve Estimate (“MRev”) update process commenced with the depletion of the 2014 November DPP MRev to the Nkran pit bottom, as at December 31, 2016. Since the re-commencement of mining operations at the Nkran pit in 2015, 5.08 Mt of ore have been mined at a grade average of 1.66 g/t Au for a total of 270,471 ounces of gold.

The mining depletion of the 2014 November DPP MRev reduced the reserve ounces in Nkran from 2.2Moz to 1.9Moz over the last two years, resulting in a 14% reduction in the Nkran reserve base, although this translated to only a 6% reduction in global DPP reserves.

The reserves for Nkran have been updated based on the more conservative CSA resource model, which has impacted the size and strip ratio of the final Nkran pit. This updated MRev reduced the Nkran ounces from 1.9Moz to 1.47Moz, a reduction of 23%. However, with the addition of new reserves for Akwasiso, Adubiaso Extension and Nkran Extension, as well as the reserves for Dynamite Hill, Abore and Asuadai, the global Mineral Reserves for the AGM complex have only been reduced by 2%.

Mineral reserve estimate comparisons

AGM Global Mineral Reserve Estimate (Proven & Probable)	Tonnes (Mt)	Grade (g/t Au)	Ounces (Moz)
Nov 2014 DPP Reserve	97.10	1.68	5.24
Dec 2016 DPP Reserves based on Depleted Resources	91.48	1.68	4.94
Dec 2016 Reserves based on Updated Resources	95.41	1.57	4.82
Variance between Dec 2016 DPP Reserves (Depleted Resources) and Dec 2016 Reserves (Updated Resources)	+4%	-6%	-2%

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

Table 3: Asanko Gold Mine Global Mineral Reserve Estimate (as at December 31, 2016)

Deposit	Proven			Probable			Total
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase Main	22.8	1.40	1.03	36.5	1.38	1.62	59.39	1.39	2.65
Nkran	3.96	1.98	0.25	18.57	2.04	1.22	22.53	2.03	1.47
Abore	1.35	1.62	0.07	1.77	1.70	0.01	3.12	1.66	0.17
Adubiaso	0.96	2.19	0.07	1.23	1.92	0.08	2.19	2.04	0.14
Dynamite Hill	0.00	0.00	0.00	2.62	1.60	0.13	2.62	1.60	0.13
Akwasiso	0.00	0.00	0.00	3.03	1.38	0.13	3.03	1.38	0.13
Asuadai	0.00	0.00	0.00	1.08	1.23	0.04	1.08	1.23	0.04
Nkran Ext.	0.24	1.98	0.02	0.26	1.79	0.01	0.50	1.88	0.03
Esaase D	0.20	1.05	0.01	0.40	1.70	0.02	0.62	1.50	0.03
Adubiaso Ext.	0.11	2.26	0.01	0.10	1.68	0.01	0.22	1.98	0.01
Esaase B	0.10	0.83	0.00	0.00	0.92	0.00	0.13	0.85	0.00
Total	29.8	1.52	1.45	65.6	1.60	3.37	95.41	1.57	4.82

Notes:
Nkran includes depletion since February 2015 of 5.08Mt at 1.66 g/t Au for 270,471 ounces.
Reserves excludes the ROM stockpile of 1.52Mt at 1.36 g/t Au for 66,669 ounces and the marginal stockpile of 0.43Mt at 0.67 g/t Au for 9,121 ounces.
All pits are at a cut-off of 0.8g/t Au, except Esaase Main, Esaase B and D zones, which are at a cut-off of 0.6g/t Au.
Reserves estimated at a US$1,300/oz gold price.
All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
Only Measured and Indicated Mineral Resources were converted to Mineral Reserves.

Qualified person

The Reserve Statements were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Projects Pty Ltd. (“DRA”) of Johannesburg, South Africa. The reserve is reported in accordance with Canadian National Instrument 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Frederik Fourie, Asanko Senior Mine Engineer (Pr.Eng.) is the Asanko Qualified Person under NI 43-101 who assumes responsibility for the Mineral reserves.

Notes on Mineral Terminology

Mineral resources and reserves are derived from Canadian Institute of Mining definitions (CIM 2014) which are aligned with the Canadian NI 43-101 guidance for reporting Mineral resources and reserves. Similar terminologies are in use in Australia (JORC) and South Africa (SAMRAC) and are being considered in the United States.

Mineral resources do not have demonstrated economic viability, but have reasonable prospects for eventual economic extraction. They fall into three categories: measured, indicated and inferred. Measured and indicated mineral resources can be estimated with sufficient confidence to allow the appropriate application of technical, economic, marketing, legal, environmental, social and governmental factors to support evaluation of the economic viability of the deposit. For measured resources: we can confirm both geological and grade continuity to support detailed mine planning. For indicated resources: we can reasonably assume geological and grade continuity to support mine planning.

Mineral reserves are the economically mineable part of measured and/or indicated mineral resources demonstrated by at least a preliminary feasibility study. The reference point at which mineral reserves are defined is the point where the ore is delivered to the processing plant. Mineral reserves fall into two categories: a) proven reserves: the economically mineable part of a measured resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified; and b) probable reserves: the economically mineable part of a measured and/or indicated resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

6)      Financial results

The following table is a summary of the consolidated Statement of Operations of the Company for the three and twelve months ended December 31, 2016. There are no comparative numbers in the table below with respect to a number of measures given the Company was not yet in commercial production and so not earning revenues or incurring production costs related to said revenues.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

	Three months ended			Year ended
	December 31,			December 31,
	2016	2015	2016	2015
(in thousands of US dollars)	$	$	$	$

Revenue	70,304	–	185,167	–
Royalties	(3,515)	–	(9,258)	–
Net Revenue	66,789	–	175,909	–

Cost of sales
Production costs	(30,935)	–	(88,688)	–
Depreciation and depletion	(22,432)	–	(52,958)	–
Total cost of sales	(53,367)	–	(141,646)	–

Write–off of deferred stripping assets	(7,123)	–	(7,123)	–
Income from mine operations	6,299	–	27,140	–
Exploration and evaluation expenditures	(383)	(1,948)	(1,425)	(3,515)
General and administrative expenses	(5,683)	(2,126)	(12,538)	(7,520)
Income (loss) from operations	233	(4,074)	13,177	(11,035)

Financ eincome	218	305	634	1,015
Finance expense	(5,623)	(195)	(13,849)	(524)
Foreign exchange (loss) gain	(1,501)	113	(1,777)	(1,645)
Gain on derivatives, net liability	302	980	37	899
Loss before income taxes	(6,371)	(2,871)	(1,778)	(11,290)
Income tax (expense) recovery	(2,106)	3,084	(11,438)	2,984
Net income (loss) and comprehensive income (loss) for the period	(8,477)	213	(13,216)	(8,306)

Income (loss) per share
Basic and Diluted	($0.04)	$0.00	($0.07)	($0.04)

Three months ended December 31, 2016 and 2015

Revenue and royalties

During Q4 2016, the Company sold 58,483 ounces of gold at an average realized gold price of $1,199 for total revenue of $70.3 million (including $0.2 million of by-product revenue), representing an 8% increase over Q3 sales of 54,393 ounces (for revenue of $71.5 million including by-product revenue of $0.3 million) and a 67% increase over Q2 sales of 35,074 ounces (for revenue of $43.3 million including $0.2 million of by-product revenue). The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (see “8. Liquidity and capital resources” below). The Ghanaian government charge a 5% royalty on revenues earned through sales of minerals, which is treated as a reduction of revenue in accordance with the Company’s revenue recognition accounting policy. During the three months ended December 31, 2016, the Company recognized a reduction to revenue of $3.5 million relating to the royalty.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

No revenue was earned in 2015 as the Company was not yet in commercial production.

Production costs

During the three-month period ended December 31, 2016, the Company incurred production costs of $30.9 million relating to the sale of 58,483 ounces of gold. In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined in an identified component of the mine during the period, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $10.8 million of stripping costs were deferred to mineral properties during Q4 and are not included in cost of sales. For a discussion of production costs incurred during the period see “4. Operating performance” above.

No production costs were incurred in 2015 as the Company was not yet in commercial production.

Depletion and depreciation

Depletion of $11.9 million (including $7.8 million of depletion of amounts capitalized in respect of deferred stripping) was recorded during the fourth quarter as a result of mining 1.3M/t of ore. Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factors. Depreciation of $10.5 million was recorded during Q4 in relation to plant, equipment and other fixed assets. All such assets are depreciated based on a units of production basis or straight-line over their useful economic lives.

No depletion or depreciation was recorded in cost of sales in 2015 as the Company was not yet in commercial production.

Write-off of deferred stripping asset

Subsequent to year-end, the Company announced a reserve and resource update for the AGM. The results of this update led the Company to re-evaluate the ore tonnes within each identified component of the AGM for deferred stripping purposes. The analysis performed by management showed that one of the six identified components for deferred stripping purposes, had less ore tonnes remaining as at December 31, 2016 as compared to the previous estimate, whereas the value associated with the other five components was considered to be fully supportable. The updated reserve tonnes in this one component did not support the capitalized value of this deferred stripping asset which is recorded as part of Mineral properties, plant and equipment, and accordingly, the Company has recorded a $7.1 million write-down related to this component of the deferred stripping asset. This write-down forms part of the Ghana operating segment.

General and administrative expenses

A summary of general and administrative expenses for the three months ended December 31, 2016:

	Three months ended December 31
	2016	2015
(in thousands of US dollars)	$	$
Wages ,benefits and consulting	2,674	883
Office and rent	918	698
Professional fees and legal costs	614	263
Share–based payments	51	(141)
Travel and marketing	254	153
Corporate reorganisation	748	–
Other	424	270
Total	5,683	2,126

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

General and administrative expenses of $5.7 million were incurred in Q4 2016 as compared to $2.1 million in the same period in 2015. The increase in 2016 was partly due to an accrual for short-term incentive payments, as well as corporate reorganization costs incurred in 2016 in relation to the Company’s Ghanaian subsidiaries which were reorganized to move all operating assets into the same legal entity and all exploration assets into a separate legal entity.

Finance expense

Total finance expense of $5.6 million incurred during Q4 consists of $5.5 million of interest recognized in relation to the Company’s $150 million long-term loan (see “8. Liquidity and capital resources” below) and $0.1 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM.

Finance expense for the three-month period ended December 31, 2016 is higher than for the same period in 2015 as prior to the AGM being in commercial production on April 1, 2016, all interest expenses relating to the long-term loan were capitalized to deferred development costs in accordance with the Company’s accounting policy on borrowing costs. In 2015, finance expenses consisted primarily of accretion expense on the asset retirement obligation related to the AGM.

Year ended December, 2016 and 2015

Revenue and royalties

The Company declared achievement of commercial production at the AGM on April 1, 2016. In its first nine months of commercial operations, the Company sold 147,950 ounces of gold at an average realized gold price of $1,247 for total revenue of $185.2 million (including $0.6 million of by-product revenue). During the first nine months of commercial operations, the Company recognized a reduction to revenue of $9.3 million relating to the royalty payable to the Ghanaian government (as discussed above under “Three months ended December, 2016 and 2015”).

With the declaration of commercial production, the Company started recording revenues from sales of gold. However, the Company did produce and sell gold in the first quarter of 2016; the Company’s pre-commercial production operations commenced January 1, 2016 with the mechanical completion of the processing facility, and ceased March 31, 2016 on the eve of the declaration of commercial production. In accordance with the Company’s revenue recognition accounting policy, during this period, the Company included as development costs the costs incurred for pre-commercial production mining, processing and support operations offset by the revenue from saleable gold sold (net of royalties). A summary of the costs and revenues is provided below:

(in thousands of US dollars)	3 months ended March 31, 2016
Costs incurred during pre–commerical production	21,222
Revenue during pre–commercial production, net of royalties	(10,048)
Net costs deferred to development assets	11,174

Production costs

In the first nine months of commercial production ended December 31, 2016, the Company incurred production costs of $88.7 million relating to the sale of 147,950 ounces of gold. A total of $36 million of stripping costs were deferred to mineral properties during the nine months ended December 31, 2016, and as such are not included in cost of sales. For a discussion of production costs incurred during the period see “4. Operating performance” above.

The Company declared commercial production at the AGM on April 1, 2016; prior to this point, all pre-commercial operating costs were capitalized (see “Revenue and royalties” above).

Depletion and depreciation

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

Depletion of $23.4 million (including $11.4 million of depletion of the deferred stripping asset) was recorded during the first nine months of commercial production ended December 31, 2016 as a result of mining 3.9M/t of ore. Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factors. Depreciation of $29.6 million was recorded during the same period related to plant, equipment and other fixed assets. All such assets are depreciated based on a units of production basis or straight-line over their useful economic lives.

No depletion and depreciation was charged to cost of sales prior to April 1, 2016 as the Company was not in commercial production.

Write-off of deferred stripping asset

See above under “Three months ended December 31, 2016 and 2015”.

General and administrative expenses

A summary of general and administrative expenses year ended December 31, 2016 and 2015 is as follows:

	Year ended December 31,
	2016	2015
(in thousands of US dollars)	$	$
Wages and benefits	4,711	2,189
Office and rent	2,272	1,620
Professional fees	1,500	837
Share–based payments	536	1,322
Travel and marketing	843	803
Corporate reorganisation	1,585	–
Other	1,091	749
Total	12,538	7,520

During 2016, general and administrative expenses of $12.5 million were incurred in comparison to $7.5 million for the same period in 2015. The majority of the increase in cost was as a result of an accrual for short-term incentive payments, corporate reorganization costs incurred in 2016 in relation to the Company’s Ghanaian subsidiaries which were reorganized to move all operating assets into the same legal entity and all exploration assets into a separate legal entity. Bonus payments for the achievement of production status at the AGM during the first quarter 2016 resulted in higher wages and benefits than the same period in 2015. The increases were offset by lower share-based payments in 2016 as the graded vesting schedule of the options resulted in a lower expense in 2016 as compared to 2015.

Finance expense

Total finance expense of $13.8 million incurred in 2016 consists of $13.5 million of interest recognized in relation to the Company’s $150 million long-term loan (see “8. Liquidity and capital resources” below) and $0.3 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM.

Finance expense in 2016 is higher than for 2015, as prior to the AGM being in commercial production on April 1, 2016, all interest expenses relating to the long-term loan was capitalized to deferred development costs in accordance with the Company’s accounting policy on borrowing costs. In 2015, finance expenses consisted primarily of accretion expense on the asset retirement obligation related to the AGM.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

7)     Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters:

		2016				2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(in thousands of US dollars)	$	$	$	$	$	$	$	$
Revenue, net of royalties	66,789	67,694	41,156	–	–	–	–	–
Total cost of sales	(53,367)	(47,456)	(40,823)	–	–	–	–	–
Write–off of deferred stripping asset	(7,123)	–	–	–	–	–	–	–
Income from mine operations	6,299	20,508	333	–	–	–	–	–
Exploration and evaluation expenditures	(383)	(188)	(226)	(628)	(1,948)	(464)	(557)	(546)
General and administrative expenses	(5,683)	(1,785)	(1,677)	(3,393)	(2,127)	(1,452)	(1,776)	(2,165)
Income (loss) from operations	233	18,535	(1,570)	(4,021)	(4,075)	(1,916)	(2,333)	(2,711)
Other income (expenses)	(6,604)	(3,113)	(5,337)	99	1,208	(1,417)	1,686	(1,726)
Income tax recovery (expense)	(2,106)	(3,766)	(5,620)	54	3,086	29	(113)	(16)
Net income (loss) for the period	(8,477)	11,656	(12,527)	(3,868)	219	(3,304)	(760)	(4,453)
Basic and diluted income (loss) per share	($0.04)	$0.06	($0.06)	($0.02)	$0.00	($0.02)	$0.00	($0.02)

With the commencement of commercial production effective April 1, 2016, the Company began recording revenue and cost of sales in Q2 2016 (see “6. Financial results”). During Q2 2016, the Company was still ramping-up operations and bulk mining to obtain access to the main orebody, which was reached at the end of the quarter. Q3 and Q4 2016 saw the operation achieve expected levels of production, resulting in higher revenues and earnings from operations.

General and administrative expense primarily consists of wages & benefits, office rental costs, professional fees, legal fees, corporate reorganization, business development and share-based payments. These costs were higher in Q1 2016 as a result of an accrual for short-term incentive payments, a corporate reorganization and payment of bonuses upon reaching production status at the AGM (see “6. Financial results”). The general and administrative costs were also higher in Q4 2016 as a result of accruing for annual bonuses for Company personnel.

Other income and expense in Q2, Q3 and Q4 2016 includes interest expense on the Company’s debt balance (see “8. Liquidity and capital resources”); prior to Q2 2016, interest incurred on the loan was capitalized to mine development costs. In addition, other income and expense primarily includes accretion on the asset retirement obligation associated with the AGM, movements in foreign exchange and fair value movements with respect to derivative financial instruments (see `13. Risks and Uncertainties`) which are marked-to-market each reporting period. Fluctuations in the other income (expense) lines in all other periods are due to movements in foreign exchange rates and changes in the fair value of derivative financial instruments.

With the commencement of commercial production at the AGM on April 1, 2016, the related mineral properties, plant and equipment started being depreciated for tax purposes; this resulted in a deferred income tax expense of $5.6 million in Q2 2016 and $3.8 million in Q3. The tax expense in Q4 2016 related primarily to current withholding taxes incurred in Ghana in relation to service and direct costs charged from the Company’s Canadian subsidiaries to the Company’s Ghanaian subsidiary which houses the operating mines of Asanko. The tax recovery in Q4 2015 related to the reversal of a deferred tax liability relating to the sale of assets.

A $7.1 million write-down of a deferred stripping asset in Q4 2016 contributed to a net loss of $8.5 million for the quarter. With the exception of the net income per share in Q3 2016, the net loss per share incurred by the Company had remained reasonably consistent throughout the other seven periods presented.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

8)     Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company’s strategic plan. The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows:

	December 31, 2016	December 31, 2015
(in thousands of US dollars)	$	$

Cash and cashe quivalents	59,675	114,800
Other current assets	60,043	4,120
Non–current assets	542,994	505,249
Total assets	662,712	624,169
Current liabilities (excluding short–term debt)	46,934	34,825
Non–current liabilities (excluding long–term debt)	44,381	27,841
Debt	154,972	147,094
Total liabilities	246,287	209,760
Working capital¹	72,784	84,095
Total shareholders' equity	416,425	414,409
Total common shares outstanding	201,829,207	196,995,607
Total options outstanding	14,591,750	14,786,791
Total warrants outstanding	4,000,000	4,000,000
Key financial ratios
Current ratio	2.55	3.41
Total liabilities to equity	0.59	0.51
Debt–to–total capitalization	0.19	0.19

¹Currentassetlesscurrentliabilities

T he Company anticipates that its balance sheet shall continue to strengthen now that the AGM is operating as anticipated. The Company was in a strong net asset position at both December 31, 2016 and 2015 and had a significant cash balance of $59.7 million as at December 31, 2016; the Company is now in a cash-accumulation phase as steady-state operations have been reached. Through a combination of this cash balance and cash flows from operations, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see “Commitments” below). However, the Company’s cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment its operations can manage spending and provide adequate cash flow to meet all commitments.

Debt
In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which is now fully drawn for a total of $150 million. Interest on the DSFA is calculated on a quarterly basis at a rate of LIBOR +6% and there is a 1% minimum LIBOR rate which creates an interest rate floor. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provides that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company will continue to pay quarterly interest on the loan facility during the principal deferral period with the first interest payment on July 1, 2016. There are no other changes to the existing debt facility terms. A deferral fee of 2% of the loan principal (for a total of $3.275 million) was paid commensurate with signing the amendment.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

Equity
The Company is financially stable with a total liabilities-to-equity ratio of 0.59. With a significant increase in the Company’s share price during 2016, the Company started seeing stock option exercises increase significantly, creating another source of financing for the Company (see “Cash flows” below).

The Government of Ghana (“the Government”) has a 10% free carried interest in the AGM in accordance with Ghanaian Law; this was granted to through the issuance of 10% of the common shares of the Company’s Ghanaian subsidiary, Asanko Gold Ghana Limited (formerly “Keegan Resources (Ghana) Limited”), which owns the Abore, Abirem, Adubea and Esaase mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends being paid out of the subsidiary but does not have to contribute to its capital investment. Asanko Gold Ghana Limited currently records a net deficit in the pool from which dividends can be paid and as such no non-controlling interest is presented in the financial statements of the Company for the year ended December 31, 2016; therefore, all results in this MD&A show 100% of results as being attributable to the Company. At such a point in time as Asanko Gold Ghana Ltd records retained earnings and have a positive pool from which to pay dividends, the Company shall record a non-controlling interest in its financial statements representing the equity attributable to the Government of Ghana.

Commitments
The following table summarizes the Company’s contractual obligations as at December 31, 2016:

(in thousands of US dollars)	Within 1 year	1–3 years	4–5 years	Over 5 years	Total 2016	Total 2015
Long–term debt and related interest and withholding tax payments	12,610	127,969	57,449	–	198,028	185,509
Accounts payable and accrued liabilities	46,934	–	–	–	46,934	34,789
Decommissioning liability (undiscounted)	–	–	–	34,977	34,977	26,094
Mine operating/construction and other service contracts, open purchase orders	23,381	4,588	–	–	27,969	37,200
Total	82,925	132,557	57,449	34,977	307,908	283,592

The Company has no off-balance sheet arrangements.

Cash flows
The following table provides a summary of cash flows for the three months and year ended December 31, 2016:

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

	Three months ended December 31,		Year ended December 31,
(in thousands of US dollars)	2016	2015	2016	2015
Cash flow:
Cash provided by (used in) operating activities	23,353	(3,623)	54,962	(10,768)
Used in investing activities	(17,941)	(59,980)	(105,941)	(219,820)
Provided by (used in) financing activities	(2,929)	19,460	(3,899)	120,490
Impact of foreign exchange on cash and cash equivalent	(364)	(322)	(247)	(3,782)
Increase (decrease) in cash and cash equivalents
for the period	2,119	(44,465)	(55,125)	(113,880)
Cash and cash equivalents, beginning of period	57,556	159,265	114,800	228,680
Cash and cash equivalents, end of period	59,675	114,800	59,675	114,800

Three months ended December 31, 2016

Cash provided by operating activities

In the three months ending December 31, 2016, the Company recorded cash flows from operations of $23.4 million, being cash inflows before working capital changes of $29.2 million and outflows from non-cash working capital of $5.8 million. The cash flows before working capital changes consist primarily of cash earnings from mine operations of $35.9 million less cash G&A of $5.6 million. The outflow of $5.8 million from non-cash working capital was primarily the result of a $4.3 million increase in accounts payable and accrued liabilities, a $6.4 million increase in inventory, a $4.9 million decrease in trade receivables and a $7.9 million increase in VAT receivable.

The prior period numbers do not form a good base for comparison as the Company was not yet in commercial production and cash flows from operating activities consisted mainly of general and administrative and exploration and evaluation expenditures.

Cash used in investing activities

During Q4 2016, the Company spent $17.9 million on mineral properties, plant and equipment. Of the total expenditure on investing activities during the period, $10.8 million related to capitalization of deferred stripping costs, $2.1 million related to Phase 2 of the AGM and approximately $2 million relates to the finalization of Phase 1 of the AGM and optimization equipment. During the same period in the prior year, the expenditures on investing activities were higher as the Company was in the midst of developing the AGM in order to prepare for production to commence in early 2016. The expenditure in 2015 related predominantly to civil engineering infrastructure, earthworks and crushing, milling and processing complex construction.

Cash provided by (used in) financing activities

During the three months ended December 31, 2016, the Company paid $2.9 million in interest relating to the DSFA (see “Debt” above).

During the three months ended December 31, 2015, the Company drew down the final $20 million under the DSFA, being a cash inflow of $19.5 million after transaction costs.

Year ended December 31, 2016

Cash provided by operating activities

In the year ended December 31, 2016, the Company recorded cash flows from operations of $55 million, being cash inflows before working capital changes of $73.6 million and outflows from non-cash working capital of $18.7 million. The cash flows before working capital changes consist primarily of cash earnings from mine operations of $87.2 million less cash G&A of $12.0 million. The outflow of $18.7 million from non-cash working capital was primarily the result of a $41.8 million increase in accounts payable and accrued liabilities, a $31.2 million increase in inventory, and a $27.6 million increase in VAT receivable.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

The prior period numbers do not form a good base for comparison as the Company was not yet in commercial production and cash flows from operating activities consisted mainly of general and administrative and exploration and evaluation expenditures.

Cash used in investing activities

During the year ended December 31, 2016, the Company spent $132.4 million on mineral properties, plant and equipment. As discussed above, the majority of the expenditures in 2016 have related to the finalization of the development of the AGM. Also, included in the expenditures in 2016 are $36 million of deferred stripping costs, $11.1 million of pre-commercial production costs (see “6. Financial results” above), $7.5 million spent in relation to Phase 2 of the AGM and approximately $1.1 million on mine equipment. During the same period in the prior year, the expenditures on investing activities were significantly higher as the Company was in the midst of developing the AGM. The expenditure in 2015 related predominantly to civils, earthworks and crushing, milling and processing complex construction.

In 2016 the Company received total VAT refunds of $26.0 million.

In the year ended December 31, 2015, Asanko deposited a $1.7 million Reclamation Deposit in a Ghanaian Bank in the joint names of the Company and the Environmental Protection Agency as security for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases.

Cash provided by (used in) financing activities

During the year ended December 31, 2016, the Company received a total of $5.2 million as a result of the exercise of stock options. In addition, during 2016, the Company paid a deferral fee of $3.3 million in relation to the amendment to the DSFA (see “Debt” above) as well as $5.9 million of interest relating to the same facility.

During the year ended December 31, 2015, the Company drew down $90 million on its DSFA with Red Kite (see “Debt” above). The Company recorded net proceeds of $86 million after draw down fees and deferred financing costs. In addition, in 2015, the Company recorded $34.5 million in new equity (net of share issuance costs) with respect to a bought deal financing in which the Company issued 22.8 million shares.

9)      Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

9.1) Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis, throughout this document. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) as presented in the consolidated financial statements of the Company; note that the Company has only provided Operating cash costs per gold ounce and Total cash costs per gold ounce for the three and nine months ended December 31, 2016 as the Company only commenced commercial production on April 1, 2016.

	Three months	Nine months
	ended	ended
	December 31,	December 31,
	2016	2016
(in thousands of US dollars except per ounce amounts)	$	$
Total production costs from consolidated statement of operations	30,935	88,688
Share-based payment included in production costs	(81)	(336)
By-product revenue	(209)	(623)
Total operating cash costs	30,645	87,729
Royalties and production taxes	3,515	9,258
Total cash costs	34,160	96,987
Gold ounces sold	58,483	147,950
Operating cash costs per gold ounce ($/ounce)	524	593
Total cash costs per gold ounce ($/ounce)	584	656

9.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of all-in sustaining costs per gold ounce the consolidated financial statements for the three and nine months ended December 31, 2016 as the Company only commenced commercial production on April 1, 2016.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

	Three months ended	Nine months ended
	December 31, 2016	December 31, 2016
(in thousands of US dollars except per ounce amounts)	$	$
Total cash costs (as reconciled above to the Statement o fOperations)	34,160	96,987
Cash corporate general and administrative expenses	5,631	8,844
Sustaining capital expenditures	1,596	3,727
Sustaining capitalised stripping costs	10,785	35,952
Reclamation cost accretion	41	124
All–in sustaining cost	52,213	145,634
Gold ounces sold	58,483	147,950
All–in sustaining cost per gold ounce ($/ounce)	893	984

All-in sustaining costs adjust “Total cash costs”, for corporate general and administrative expenses, reclamation cost accretion, sustaining capitalized stripping costs and sustaining capital expenditures. Corporate general and administrative expenses used in the calculation are those included as a line item on the Company’s statement of operations excluding share-based payment. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the Company’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred during the period which have been deferred to mining interests as they allow the Company to gain access to ore to be mined in future periods; these costs relate to the currently identified reserves and resources and are not considered expansionary in nature. Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures as presented in the Company’s consolidated statement of cash flows.

	Three months ended	Nine months ended
	December 31, 2016	December 31, 2016
	$	$
Capital expenditures in the consolidated statement of cash flows	17,953	97,214
Less: non–sustaining capital expenditures	(16,357)	(93,487)
Total sustaining capital expenditures	1,596	3,727

The majority of the non-sustaining capital expenditures during the three and nine months ended December 31, 2016 related to the development of the AGM (see “8. Liquidity and capital resources” above).

9.3 Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements. All adjustments are shown net of estimated tax.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
(in thousands of USd ollars except share per share amounts)	$	$	$	$
Net income (loss) for the period	(8,477)	213	(13,216)	(8,306)
Unrealized gain on derivative instruments	(302)	(980)	(37)	(899)
Write–off of deferred stripping asset	4,630	–	4,630	–
Adjusted loss for the period	(4,149)	(767)	(8,623)	(9,205)
Basic weighted average number of common share outstanding	201,829,207	196,995,607	198,973,570	194,357,744
Adjusted net loss per share, basic ($/share)	($0.02)	($0.00)	($0.04)	($0.05)

9.4 Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US dollars)	2016	2015	2016	2015
Cash provided by (used in) operating activities	23,353	(3,623)	54,962	(10,768)
Changes in non–cash working capital	(5,852)	521	(18,660)	(2,467)
Operating cash flow before working capital changes	29,205	(4,144)	73,622	(8,301)

10)    Summary of Outstanding Share Data

As of the date of this MD&A, there were 203,278,707 common shares of the Company issued and outstanding and 15,678,250 share purchase options and 4,000,000 warrants outstanding (with exercise prices ranging between C$1.85 and C$6.10 per share). The fully diluted outstanding share count at the date of this MD&A is 222,956,957.

11)    Related party transactions

As at December 31, 2016, the Company’s related parties are its subsidiaries and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the year ended December 31, 2016 all related party transactions were in the normal course of business including compensation payments to key management personnel.

Transactions with key management personnel were as follows:

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

		Year ended December 31,
	2016	2015
(in thousands of US dollars)	$	$
Salaries and benefits	3,694	1,660
Share–based payments	313	777
Total compensation	4,007	2,437

12)    Critical accounting policies and estimates

12.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable, however, actual results could differ from those estimates and could impact future results of operations and cash flows. The significant accounting judgements and estimates which have the most significant effect on these financial statements are as follows:

Estimates

Reserves and Resources – Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the Company’s life-of-mine plans, which are used for a number of key business and accounting purposes, including: the calculation of depreciation expense, the capitalization of stripping costs and the forecasting and timing of payments related to the asset retirement provision. In addition, when required, the life-of-mine plans are used in impairment tests for mineral properties, plant and equipment. To the extent that the estimate of proven and probable mineral reserves and resources varies, there could be changes in depreciation expense, stripping asset and asset retirement provision recorded.

Depletion of mineral interests – estimates are made of recoverable ounces in the Company’s mining properties which are depleted based on recoverable tonnes contained in proven and probable reserves. To the extent that changes are made to the estimate of proven and probable reserves, the depletion charge may change. In addition, mineral properties, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the mineral properties, plant or equipment vary, future depreciation charges may change.

Inventory valuation of production costs - the Company’s management makes estimates of quantities of ore on stockpiles and in process and the recoverable gold in this material to determine the cost of inventories and the average costs of finished goods sold during the period. To the extent that these estimates vary, production costs of finished goods may change.

Net realizable value of inventory - in order to determine the net realizable value of gold-in-process and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the respective inventories into saleable form. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the Company’s stockpiled ore inventory.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

Current and deferred Income taxes - in assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Deferred stripping – in order to determine whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. In addition, judgement is involved when allocating production costs between inventory produced and the stripping asset; the allocation is based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. To the extent that these estimates and judgements change, there could be a change to the amount of production costs which are deferred to the statement of financial position.

Estimated assets retirement provisions - The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle closure cost liabilities. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. Changes to these estimates and judgements may result in actual expenditures in the future differing from the amounts currently provided for.

Judgements

Arrangements containing a lease - the Company’s management assessed its mining contract under IFRIC 4 – Determining whether an Arrangement contains a Lease, to assess whether the contract contains a finance or operating lease. In order to determine whether the lease was an operating or finance lease, management had to make judgements with respect to the useful economic lives of the equipment identified in the lease as well as how much of the costs associated with the mining contract related to use of the equipment and how much related to personnel charges. Should some of these judgements have changed, the conclusion as to whether an arrangement contains a lease may change which would result in a materially higher asset value on the consolidated statement of financial position and an associated periodic depreciation charge.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

Commercial production - the Company’s management determined that Phase 1 of the AGM was in commercial production effective April 1, 2016. The development phase ends and the production phase begins when the mine is in the condition necessary for it to be capable of operating in a manner intended by management. The Company uses a number of criteria to assess whether the mine has reached the commercial production phase. These criteria include, but are not limited to:

(i)	Completion of operational commissioning of each major mine and plant component;
(ii)	Demonstrated ability to mine and mill consistently and without significant interruption at a pre- determined average rate of designed capacity;
(iii)	The passage of a reasonable period of time for testing of all major mine and plant components;
(iv)	Gold recoveries are at or near expected steady-state production levels;
(v)	Level of capital expenditure is within 90% of the forecast final construction cost; and
(vi)	A significant portion of available funding is directed towards operating activities.

Impairment of mining interest - the Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. The estimates and judgements are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed (with the exception of goodwill for which impairment charges are not reversed) with the impact recorded in the consolidated statements of operations and comprehensive income (loss).

Functional currency - the determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

12.2 Changes in Accounting Policies including Initial Adoption

There has been no significant change in significant accounting policies during 2016, however, given that the Company declared commercial production at the AGM effective April 1, 2016, a number of the Company’s accounting policies were being implemented for the first time in the three months ended June 30, 2016. A full list of the Company’s accounting policies is presented in the Company’s consolidated financial statements for the year ended December 31, 2016.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

13)    Risks and uncertainties

13.1 Financial instruments & risk

As at December 31, 2016, the Company’s financial instruments consist of cash and cash equivalents, receivables, VAT receivable, reclamation bond, accounts payable and accrued liabilities and long-term debt. The Company classifies cash and cash equivalents, receivables, VAT receivable and the reclamation bond as loans and receivables, and classifies accounts payable and accrued liabilities and long-term debt as other financial liabilities. All financial assets and liabilities are carried at amortized cost.

All of the Company’s financial instruments are considered to be Level 1 within the fair value hierarchy, with the exception of the foreign currency forward contract liability in 2015 which was considered to be Level 2.

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between the levels during 2016 or 2015.

The carrying value of the Company’s debt is $155.0 million (2015 - $147.1 million) and the fair value is $169.0 million (2015 - $146.6 million). The fair value of all of the Company’s other financial instruments approximates their carrying value.

The risk exposure arising from these financial instruments is summarized as follows:

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada, Ghana and South Africa. The majority of the Company’s cash is held in highly-rated Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. The risk of loss associated with cash investments is considered to be low. As at December 31, 2016, the Company had interest receivable of $nil (December 31, 2015 - $nil). In addition, the Company is subject to credit risk in relation the receivable balances relating to the sale of gold. The Company currently sells all of the gold it produces to Red Kite under an offtake agreement. Payments are routine, scheduled and received within a contractually-agreed time frame. Total receivables from precious metal sales as at December 31, 2016 is $0.6 million; the risk associated with receivables from Red Kite as at December 31, 2016 is considered to be negligible.

The Company expects to receive VAT refunds on a regular basis from the Government of Ghana and makes monthly VAT filings (as required by law). The Company does not consider there to be a significant risk related to the VAT receivable balance as at December 31, 2016.

(b)	Liquidity risk

The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company’s capital structure. By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. As at December 31, 2016, the Company had a cash and cash equivalents balance of $59.7 million (December 31, 2015 – $114.8 million) and is generating positive cash flows from operations, allowing it to settle current accounts payable and accrued liabilities of $46.9 million (December 31, 2015 - $34.8 million) and current debt of $0.5 million (December 31, 2015 - $nil).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

(c)	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited to its loan agreement with Red Kite, which is subject to an interest rate of LIBOR plus 6% with a minimum LIBOR of 1%. With other variables, unchanged, a 1% change in the annualized interest rate would not result in a material change in the Company’s interest expense for year ended December 31, 2016.

(ii)	Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities.

A significant change in the currency exchange rate between the US dollar and Canadian dollar (C$) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows. During the year ended December 31, 2015, the Company had entered into a series of forward contracts to purchase a total of ZAR 346.6 million in exchange for Canadian and US dollars at specified exchange rates; all such contracts expired by February 2016. The Company at present has not entered into any further derivative instruments to reduce its exposure to currency risk, however, management monitors differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(iii)	Price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company poured its first gold in January 2016 and starting selling refined gold during the first quarter 2016. The Company’s future cash flows fluctuate due to changes in gold and silver prices. The Company has not hedged any precious metal sales as part of the Company’s overall strategy.

A 10% increase or decrease in the gold price as at December 31, 2016 and December 31, 2015, with all other variables held constant, would have resulted in a $11.4 million increase (decrease) to after-tax net income (loss) (2015 - $nil).

(d)	Fair values

(i)	Foreign currency forward contracts derivative

During the year ended December 31, 2015, the Company entered into a series of forward contracts to purchase ZAR in exchange for Canadian and US dollars at specified exchange rates. These forward contracts had settlement terms that range from one month to eleven months.

At December 31, 2015, the Company had outstanding foreign currency forward contracts to buy ZAR 6.0 million in exchange for C$0.6 million with settlement dates between one and two months.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

The fair values of outstanding foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discounted to present value and are categorized within level 2 of the fair value hierarchy.

All such forward contracts expired by February 2016 and as such there is no forward contract derivative liability recorded by the Company as at December 31, 2016. At December 31, 2015, the outstanding contracts had a carrying value and fair value of $37.

13.2 Other risks and uncertainties

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s Annual Information Form for the year-ended December 31, 2016, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s Form 40-F Annual Report for the year-ended December 31, 2016, which can be found on EDGAR at www.sec.gov. These risks could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

14)    Internal control

14.1 Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2016, such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

14.2 Internal Controls Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

The Company’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, the Company’s internal control over financial reporting was effective.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, with the exception of new controls which have been implemented with respect to the recording of financial results upon and since the commencement of commercial production.

14.3 Limitations of controls and procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

15)    Cautionary statements

15.1 Cautionary statement on forward-looking information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the Company’s AIF for the year-ended December 31, 2016, and it’s 40-F filing for the year ended December 31, 2016, available under the Company’s profile on SEDAR at www.sedar.com and EDGA at www.sec.gov.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2016

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have in future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Expansion Projects (Project 5M and Project 10M) of the AGM will be built or that the overall conclusions of the Expansion DFS will confirm the June 29, 2016 PFS outcomes for the AGM, which is available under the Company’s profile on SEDAR at www.sedar.com.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.